

Mail Stop 3628

November 24, 2015

<u>Via E-mail</u>
Kwansun Ahn
President and Secretary
Hyundai ABS Funding Corporation
3161 Michelson Drive
Irvine, CA 92612

**Re:     Hyundai ABS Funding Corporation
         Amendment No. 1 to Registration Statement on Form SF-3
         Filed November 12, 2015
         File No. 333-205844**

Dear Mr. Ahn:

We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Credit Risk Retention, page 55</u>

1.      We note your revisions in response to prior comment 6 and note that, in calculating the fair value of the eligible horizontal residual interest, you have assumed that receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

The Notes

Noteholder Communication, page 88

2.      We note that the depositor will include noteholder communication requests in the monthly distribution reports on Form 10-D so long as the depositor is filing those reports. Please tell us why the depositor would stop filing Form 10-D while notes and/or certificates are still outstanding.  Please also tell us how a request for noteholder communication would be disseminated if another transaction party, such as the servicer or indenture trustee, filed the Form 10-D on the depositor's behalf.

Description of the Transaction Documents

Asset Representations Review

Delinquency Trigger, page 107

3.      Please revise to indicate whether defaulted and/or charged-off receivables are included in the calculation of the delinquency trigger.

Asset Review Voting, page 107

4.      We note that the requisite percentage of noteholders must initiate a vote no later than 90 days from the distribution date on which the delinquency trigger was breached. Because the Form 10-D is the primary mechanism by which the occurrence of a trigger event is communicated to investors, and by which an investor would communicate with other investors, it is not clear to us that your time limitation provides investors with the time necessary to evaluate whether the trigger event warrants calling for a vote to direct a review and to communicate with other investors about exercising this review. We note that the Form 10-D is required to be filed within 15 days after a required distribution date, and the distribution date is typically two weeks after the end of a reporting period. Please revise or provide us with your analysis why you believe 90 days is sufficient time for investors to initiate a vote taking into account these procedures and timelines.

Dispute Resolution, page 109

5.      We note your disclosure contemplates that either an Investor or a percentage of Investors can be a requesting party.   It is not clear from the disclosure in the prospectus whether you are limiting the dispute resolution provision to only a noteholder (or noteholders) that hold a specified (currently unstated) percentage of the securities.  If this is what you intend, please tell us why it is appropriate to impose these requirements on the requesting party. Refer to Section V.B.3(a)(3) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982).

You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance


cc:     Stuart M. Litwin, Esq.
        Mayer Brown LLP